Exhibit 99.1

REVERSE STOCK SPLIT DISCLOSURE

On November 6, 2026, TOP Ships Inc. (the “Company”) effected a one-for-ten (1-for-10) reverse split of its common shares. The reverse stock split reduced the number of the Company’s outstanding common shares from 13,352,783 to 1,335,278 as of November 6, 2026, and affected all issued and outstanding common shares. No fractional shares were issued in connection with the reverse stock split. Shareholders who would otherwise hold a fractional share will receive a cash payment in lieu of such fractional share. The par value and other terms of the Company’s common shares were not affected by the reverse stock split.

The Company’s outstanding warrants were proportionately adjusted in accordance with their terms, increasing the exercise prices and reducing the number of common shares issuable upon exercise.

All share and earnings per share information has been retroactively adjusted to reflect the reverse stock split. The resulting reduction in the aggregate par value of the issued and outstanding common shares of $120,175 will be reflected as a reduction to “Common stock” and a corresponding increase in “Additional paid-in capital” in the Company’s consolidated balance sheets, with all prior periods retroactively adjusted.

The effect of the reverse stock split on per share amounts and the weighted average number of common shares outstanding for the years ended December 31, 2023, 2024 and 2025 and the six months ended June 30, 2025 and 2026 is as follows:

	Year ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2025	Six months ended June 30, 2025	Six months ended June 30, 2026
Basic (loss)/earnings per common share	(124.36)	10.88	6.67	16.35	6.75
Diluted (loss)/earnings per common share	(124.36)	10.88	6.67	16.35	6.05
Weighted average number of common shares outstanding, basic	179,876	462,619	462,619	462,619	570,887
Weighted average number of common shares outstanding, diluted	179,876	462,619	462,619	462,619	1,071,277